Ecopetrol’s 2025 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, the Company’s proposal for the distribution of 2025 earnings, which has been approved by its board of directors, and is intended to be submitted for the consideration of the General Shareholders’ Meeting expected to be held on March 26, 2026.

2025 EARNINGS DISTRIBUTION PROPOSAL (Colombian Pesos- COP)

Net income after provision for income tax	9,028,764,859,338
+ Release of reserves from previous years	17,144,573,697,440
Occasional reserve for sustainability	16,635,492,094,077
Excess fiscal depreciation reserve (Art.130 ET.)	509,081,603,363

- Legal reserves of the current year	509,081,603,363
Excess fiscal depreciation reserve (Art. 130 ET.)	509,081,603,363
Available to the Shareholders	25,664,256,953,415
It is proposed to be distributed as follows:
Ordinary Dividend According to dividend policy (Payout [1] 50.1% of Net Income)	4,522,836,415,921
Allocated to occasional reserve for sustainability:	21,141,420,537,494
Total:	25,664,256,953,415
Total dividend payable per share	110

1 A 50.1% dividend payout ratio established within the policy range was applied to the net income, resulting in a dividend per share with decimals, which was rounded to the nearest number in COP/share. The payout percentage shown is rounded to the first decimal place.

The earnings distribution proposal, consistent with the Company’s current dividend policy, proposes an ordinary dividend distribution of COP 110 per share, equivalent to a payout of 50.1% of Ecopetrol S.A.'s net income in 2025.

The payment of dividends to all shareholders is proposed to be made no later than April 30, 2026. This payment is expected to be made in coordination with the defined payment schedule for the balance of the Fuel Price Stabilization Fund (FEPC) debt, which corresponds to the FEPC balance accumulated in 2025.

Moreover, the board of directors proposes the allocation of COP 21,141,420,537,494 to an occasional reserve to support the Company’s financial sustainability and flexibility in the execution of its strategy.

Bogota D.C., March 4, 2025

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co